Commission File Number 001-31914
EXHIBIT 99.1
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
APPROVAL OF A DIRECTOR’S QUALIFICATION BY THE CHINA INSURANCE
REGULATORY COMMISSION AND RETIREMENT OF A DIRECTOR
Approval of a Director’s Qualification by the China Insurance Regulatory Commission (“CIRC”)
At the annual general meeting of China Life Insurance Company Limited (the “Company") held on 4 June 2010, Mr. Anthony Francis Neoh was elected as an independent non-executive Director of the Company. The Company is pleased to announce that the Company has recently received the “Approval of qualification of Anthony Francis Neoh” (CIRC Life No. [2010] 710) issued by CIRC. Pursuant to such approval, the qualification of Mr. Neoh as an independent non-executive Director of the Company has been approved by CIRC.
Pursuant to such approval, Mr. Neoh’s appointment as an independent non-executive Director of the Company shall commence on 21 June 2010. The Company would like to welcome Mr. Neoh to its board of Directors (the “Board").
Retirement of a Director
Mr. Sun Shuyi became an independent non-executive Director of the Company in June 2004, and has served the Company for 6 consecutive years. In accordance with the articles of association of the Company and relevant regulatory requirements, from 30 June 2010, Mr. Sun will retire from his position as an independent non-executive Director of the Company. Mr. Sun confirms that he has no disagreements with the Board, and there is nothing that needs to be brought to the attention of the shareholders of the Company in relation to his retirement.
Mr. Sun has performed his duties diligently and responsibly since joining the Board in June 2004, and the Board would like to thank Mr. Sun for his contributions during his tenure with the Company.

Commission File Number 001-31914

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
Hong Kong, 30 June 2010
As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh